

November 4, 2011

<u>Via Email</u>
Mr. Zhaohui John Liang
Chief Financial Officer
China Oumei Real Estate Inc.
634 Donna Court
River Vale, NJ 07675

> **Re:** **China Oumei Real Estate Inc.**
> **Amendment No. 12 to Registration Statement on**
> **Form S-1**
> **Filed October 14, 2011**
> **File No. 333-166658**

Dear Mr. Liang:

We have reviewed Amendment No. 11 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Land Appreciation Tax ("LAT"), page 45</u>

1. We note your response to comment 2 in our letter dated October 12, 2011. Please clarify how you determined that the completion of the development and sales of an entire project is the event that triggers the LAT liability rather than the recognition of gains on the sale of each individual unit. In this regard, we note that you prepay a portion of this liability and that the timing of final settlement of the LAT does not appear to be relevant to the liability, which is directly related to the gain recognized on the sale of real estate. We also note that Circular 187 appears to have strengthened the procedures for LAT collection, allowing the government to require final settlement when 85% of a completed project has been sold or when a project has held a sale/pre-sale license for three years.

Projects in Planning, page 63

2.   We note your response to comment 3 that it was impractical and unnecessary for you to determine down payment amounts or prior home ownership. Please revise to clarify here that because such records were unnecessary at the time, you are not able to ascertain how regulations related to down payments and prior ownership could affect your future sales.

3.   We note your response to comment 4. Considering the time horizons associated with projects that are not yet under construction and the fluctuating economic environment, please provide a reasonable basis for the estimated figures or remove the estimates.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Louis A. Bevilacqua, Esq.